Filed by TradeStation Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

Date of Email: November 4, 2021
To:	Group Email to All TradeStation Employees
From:	jbartleman@tradestation.com
Subject of Email: TradeStation Group’s Announcement to Go Public

Dear Valued Customer,

As you may have already seen, TradeStation Group has announced plans to go public. Rather than using the traditional IPO method to become a publicly traded company, we have executed a definitive agreement to enter into a business combination with Quantum FinTech Acquisition Corporation (NYSE: QFTA), a special purpose acquisition company, or SPAC. Upon completion of the transaction, TradeStation Group will become a New York Stock Exchange-listed company under the ticker symbol “TRDE.” If you want more information, a press release, webcast presentation and SEC filings announcing and describing the transaction can be found at about.tradestation.com.

TradeStation’s current management team, including myself, will continue to lead the company following completion of the transaction, and Monex Group, TradeStation’s current parent company and sole shareholder, will still be the controlling shareholder of TradeStation when the transaction closes. Nothing will change regarding your TradeStation accounts by reason of this transaction, and TradeStation will continue to execute and clear your equities, options, futures and cryptocurrency trades, and provide your account services, as it does today, subject to innovations and enhancements we plan to make to continue to provide you with the first-class trading experience you have come to expect from us.

On behalf of the entire TradeStation team, we want to thank you for your continued confidence.

Sincerely,

John Bartleman

President and Chief Executive Officer

TradeStation Group

This communication is not a solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between TradeStation Group and Quantum FinTech Acquisition Corporation, and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to buy or exchange, the securities of TradeStation Group, Quantum FinTech Acquisition Corporation or the combined company, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

TradeStation Group, Inc., through its operating subsidiaries, provides online brokerage and investment education services to self-directed traders and investors. TradeStation Securities, Inc. (Member FINRA, SIPC, CME and NFA), offers securities and futures accounts for investment and trading in stocks, ETFs, equity and index options, commodity and financial futures, and future options, and is licensed and regulated by the U.S. Securities and Exchange Commission and Commodity Futures Trading Commission. TradeStation Crypto, Inc. (a FinCEN-registered money services business and licensed money transmitter/money services business or equivalent in numerous U.S. States), offers cryptocurrency investment and trading accounts. TradeStation Group companies do not offer investment or financial advice or recommendations or investment research services.